Via EDGAR Submission

November 4, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 YETI Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-234496)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (ET) on November 6, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Tucker Williamson
Name: Tucker Williamson
Title: Managing Director

JEFFERIES LLC

By:	/s/ Michael Judlowe
Name: Michael Judlowe
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
Name: Jacqueline Murphy
Title: Vice President

[Signature Page to Acceleration Request]